Fisher & Paykel Appliances Holdings Limited

78 Springs Road, East Tamaki
P O Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64-9-273 0600
Facsimile: +64-9-273 0609

www.fisherpaykel.com

9 February 2007

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Re: Fisher & Paykel Appliances Holdings Limited
File # 82-34868

The attached documents were lodged with the New Zealand Stock Exchange [NZX] and Australian Stock Exchanges [ASX] between 31 January and 8 February 2007.

Accordingly a copy of these documents are furnished to satisfy the requirements of Rule 12g3-2(b); file reference # 82-34868. [Refer Appendix 1]

Yours faithfully

M D Richardson
Chief Financial Officer

Enclosures:

1. NZX Ongoing Officers Disclosure A A MacFarlane – 31 January 2007
2. ASX/NZX Trading and Earnings Update – 8 February 2007

View Announcement

Announcement

Headline: Ongoing Officers Disclosure - A A Macfarlane

Announcement text:

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice). ☐

Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Alastair Armstrong Macfarlane
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Finance Group Managing Director
5 Date of this disclosure notice 31 January 2007

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Alastair Armstrong Macfarlane
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a))
Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 4 August 2006
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 31 January 2007
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Off-market transfer to Family Trust
14. Consideration8 (as required by regulation 10) $3.68 per share
15. Number of securities held prior, set out by class and type (as required by regulation 8) 872
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 872

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) Nil

G. Signature

A A Macfarlane

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice). ☐

Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1. Name Alastair Armstrong Macfarlane
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Finance Group Managing Director
5 Date of this disclosure notice 31 January 2007

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) The Smith-Niccol Trust
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a))
Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 4 August 2006
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 31 January 2007
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Off-market transfer to Family Trust
14. Consideration8 (as required by regulation 10) $3.68 per share
15. Number of securities held prior, set out by class and type (as required by regulation 8) 301,408
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 872

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 302,280

G. Signature

A A Macfarlane

Embargo Until None

Attachments

Description	Type	Size (kb)	Action
Ongoing Disclosure Macfarlane	PDF file	35	

Comments

This announcement has no comments.

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).	√	Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Alastair Armstrong Macfarlane
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Finance Group Managing Director
5	Date of this disclosure notice	31 January 2007

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Alastair Armstrong Macfarlane
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	4 August 2006
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	31 January 2007
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Off-market transfer to Family Trust
14.	Consideration[8] (as required by regulation 10)	$3.68 per share
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	872
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	872

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature

A A Macfarlane

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Alastair Armstrong Macfarlane
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Finance Group Managing Director
5	Date of this disclosure notice	31 January 2007

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	The Smith-Niccol Trust
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	4 August 2006
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	31 January 2007
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Off-market transfer to Family Trust
14.	Consideration[8] (as required by regulation 10)	$3.68 per share
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	301,408
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	872

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	302,280

G. Signature

A A Macfarlane

View Announcement

Announcement

Headline: Trading and Earnings Update

Announcement text: Fisher & Paykel Appliances Holdings Limited
FPA Stock Exchange Release ASX/NZX 8 February 2007

Trading and Earnings Update

Subsequent to reporting the Interim Result on 9 November 2006, we have encountered difficult trading conditions in our three major markets of New Zealand, Australia and the USA. Sales in December and January were significantly softer than expected.

Sales Revenue Comparison 2006/07 to 2005/06; April-January
Market; Percentage
New Zealand NZD; -2.9%
Australia AUD; 3.3%
USA USD; 2.9%
Singapore SGD; 10.8%
Europe NZD; 565.1%
Rest of World NZD; 189.7%
Note: Excludes non appliance related sales.

In New Zealand, pricing competition has intensified as importers benefit from the strong New Zealand dollar. The Company has retained its market share but has increased discounts on selected appliances and this has eroded margins.

The Australian market has softened and is very competitive. The traditional appliance peak summer selling season, especially for refrigeration product, has yet to eventuate. As a result, sales over the Christmas-New Year period were down and suppliers have increased discounts to attract sales. In response to the severe drought conditions, all State Governments are offering substantial incentives to consumers to buy water efficient washing machines, which use less water than traditional top loading washing machines. To retain sales, we have discounted our range of Smart Drive washing machines by offering cash backs on new purchases.

The recent release of our large top loading, very water efficient, AquaSmart washing machine in Australia has been well received. AquaSmart is the only top loading washing machine in Australia that qualifies for the State Government incentives. Sales in the first few weeks since release have been very encouraging and a further mid size model is planned for release in the new financial year.

The market in the USA has been in decline and the major suppliers are offering substantial discounts and incentives to retain sales volumes. Being a relatively new brand in the USA, this has affected our sales.

To address the flat market conditions in the USA, we are widening our distribution. The Fisher & Paykel and DCS brands are presently sold through approximately 26% of the available retail outlets in the USA. As from early February, the Fisher & Paykel and DCS brands will be available from the Sears Outlet Stores. The Sears Builder Division will also follow, by granting both brands preferred supplier status in April. DSI, an independent distributor servicing 12,000 retailers throughout the USA will distribute our products from March.

Motor sales to Whirlpool under the supplier agreement are at expected levels. The two motor manufacturing lines are now fully operational after being relocated from Auckland to Clyde, Ohio, late last year.

Progress in Europe continues positively with Comet (a large electrical retail chain) in the UK agreeing to display and sell DeLonghi branded DishDrawers, in 100 of their retail stores. In addition to this, Fisher & Paykel branded products will be available in 20 of their high-end stores. This agreement is due to commence from April 2007.

Elba S.p.A., acquired in June 2006, is performing to expectations. Plans are in place to release Fisher & Paykel branded Elba manufactured products in Europe, USA and Australasia from April.

Raw material prices remain at exceptionally high levels, although recently some stabilisation has occurred. For US dollar exposures, the Group's import and export activities remain substantially matched and Australian dollar export exposures through to 31 March 2007 have been substantially hedged. However, the recent and unexpected strengthening of the New Zealand dollar has reduced overseas earnings on translation to New Zealand dollars.

The Finance Group has performed steadily and its earnings are expected to be in line with previous forecasts.

Due to these factors, the Group after tax result for the full year is now expected to be within the range of $60 million to $65 million. The projected result is before restructuring costs and the estimated profit on the sale of surplus land.

Looking forward, the Group has in place positive measures to counter those factors within its immediate control. The ongoing cost down programme is gaining further impetus with the recent opening of the procurement office in China. This will lead to ongoing substantial cost savings on components and raw materials in the upcoming months.

During the next fiscal year, the Company expects market conditions to improve in both the USA and Australia along with growth in Europe. Given the increased distribution in the USA and upcoming new product releases in all markets, the Company expects to benefit in terms of both revenue and margin.

In conjunction with this release, Fisher & Paykel Appliances Holdings Limited will host a conference call to discuss the outlook for the remainder of the financial year. The conference call is scheduled to begin at 3:00pm NZDT; 12:00pm AEST; 1:00pm AEDT.

Individuals wishing to listen to the webcast can access the event at the Company's website www.fisherpaykel.com. Please allow extra time prior to the webcast to visit the site and download the streaming media software required to listen to the broadcast.

To participate in the conference call, please dial in to one of the numbers below a few minutes prior to the scheduled call time and identify yourself to the operator:

New Zealand Toll Free 0800 449118
Australia Toll Free 1800 555616

An on-line archive of the broadcast will be available approximately 2 hours after the webcast and will be accessible for one week at +61 3 92214752; access code 366141.

John Bongard
Managing Director and CEO

Contacts:
John Bongard Telephone +64 9 2730600
Paul Brockett Telephone +64 9 2730600

This announcement will also be available on our website www.fisherpaykel.com

Embargo Until None

Attachments

Description	Type	Size (kb)	Action
Trading and Earnings Update	PDF file	38	

Comments

This announcement has no comments.

Fisher & Paykel Appliances Holdings Limited

Trading and Earnings Update

Subsequent to reporting the Interim Result on 9 November 2006, we have encountered difficult trading conditions in our three major markets of New Zealand, Australia and the USA. Sales in December and January were significantly softer than expected.

Sales Revenue Comparison 2006/07 to 2005/06 April–January		
Market		Percentage
New Zealand	NZD	-2.9%
Australia	AUD	3.3%
USA	USD	2.9%
Singapore	SGD	10.8%
Europe	NZD	565.1%
Rest of World	NZD	189.7%

Note: Excludes non appliance related sales.

In New Zealand, pricing competition has intensified as importers benefit from the strong New Zealand dollar. The Company has retained its market share but has increased discounts on selected appliances and this has eroded margins.

The Australian market has softened and is very competitive. The traditional appliance peak summer selling season, especially for refrigeration product, has yet to eventuate. As a result, sales over the Christmas–New Year period were down and suppliers have increased discounts to attract sales. In response to the severe drought conditions, all State Governments are offering substantial incentives to consumers to buy water efficient washing machines, which use less water than traditional top loading washing machines. To retain sales, we have discounted our range of Smart Drive® washing machines by offering cash backs on new purchases.

The recent release of our large top loading, very water efficient, AquaSmart® washing machine in Australia has been well received. AquaSmart® is the only top loading washing machine in Australia that qualifies for the State Government incentives. Sales in the first few weeks since release have been very encouraging and a further mid size model is planned for release in the new financial year.

The market in the USA has been in decline and the major suppliers are offering substantial discounts and incentives to retain sales volumes. Being a relatively new brand in the USA, this has affected our sales.

To address the flat market conditions in the USA, we are widening our distribution. The Fisher & Paykel and DCS brands are presently sold through

approximately 26% of the available retail outlets in the USA. As from early February, the Fisher & Paykel and DCS brands will be available from the Sears Outlet Stores. The Sears Builder Division will also follow, by granting both brands preferred supplier status in April. DSI, an independent distributor servicing 12,000 retailers throughout the USA will distribute our products from March.

Motor sales to Whirlpool under the supplier agreement are at expected levels. The two motor manufacturing lines are now fully operational after being relocated from Auckland to Clyde, Ohio, late last year.

Progress in Europe continues positively with Comet (a large electrical retail chain) in the UK agreeing to display and sell DéLonghi branded DishDrawers®, in 100 of their retail stores. In addition to this, Fisher & Paykel branded products will be available in 20 of their high-end stores. This agreement is due to commence from April 2007.

Elba S.p.A., acquired in June 2006, is performing to expectations. Plans are in place to release Fisher & Paykel branded Elba manufactured products in Europe, USA and Australasia from April.

Raw material prices remain at exceptionally high levels, although recently some stabilisation has occurred. For US dollar exposures, the Group's import and export activities remain substantially matched and Australian dollar export exposures through to 31 March 2007 have been substantially hedged. However, the recent and unexpected strengthening of the New Zealand dollar has reduced overseas earnings on translation to New Zealand dollars.

The Finance Group has performed steadily and its earnings are expected to be in line with previous forecasts.

Due to these factors, the Group after tax result for the full year is now expected to be within the range of $60 million to $65 million. The projected result is before restructuring costs and the estimated profit on the sale of surplus land.

Looking forward, the Group has in place positive measures to counter those factors within its immediate control. The ongoing cost down programme is gaining further impetus with the recent opening of the procurement office in China. This will lead to ongoing substantial cost savings on components and raw materials in the upcoming months.

During the next fiscal year, the Company expects market conditions to improve in both the USA and Australia along with growth in Europe. Given the increased distribution in the USA and upcoming new product releases in all markets, the Company expects to benefit in terms of both revenue and margin.

In conjunction with this release, Fisher & Paykel Appliances Holdings Limited will host a conference call to discuss the outlook for the remainder of the

financial year. The conference call is scheduled to begin at 3:00pm NZDT; 12:00pm AEST; 1:00pm AEDT.

Individuals wishing to listen to the webcast can access the event at the Company's website www.fisherpaykel.com. Please allow extra time prior to the webcast to visit the site and download the streaming media software required to listen to the broadcast.

To participate in the conference call, please dial in to one of the numbers below a few minutes prior to the scheduled call time and identify yourself to the operator:

New Zealand Toll Free	0800 449118
Australia Toll Free	1800 555616

An on-line archive of the broadcast will be available approximately 2 hours after the webcast and will be accessible for one week at +61 3 92214752; access code 366141.

John Bongard

John Bongard
Managing Director and CEO

Contacts:

John Bongard	Telephone +64 9 2730600
Paul Brockett	Telephone +64 9 2730600

END